                                                                    EXHIBIT 99.4

                                                           [English Translation]
                                                                 Fair Disclosure
                                                                  April 14, 2004

                              HANARO TELECOM, INC.
                         2004 MARCH SUBSCRIBER NUMBERS

1. BROADBAND

-------------------------------------------------------------------------------
                  Products                      Number of Subscribers
-------------------------------------------------------------------------------
Residential     ADSL                                                  1,018,386

                Cable Modem                                           1,467,525
-------------------------------------------------------------------------------
                SUB-TOTAL                                             2,485,911
-------------------------------------------------------------------------------
Corporate       ADSL                                                     18,440

                Cable Modem                                               1,427
-------------------------------------------------------------------------------
                SUB-TOTAL                                                19,867
-------------------------------------------------------------------------------
VDSL                                                                    189,511
-------------------------------------------------------------------------------
LMDS                                                                     25,429
-------------------------------------------------------------------------------
Wireless LAN Note 1)                                                     26,452
-------------------------------------------------------------------------------
                TOTAL                                                 2,747,170
-------------------------------------------------------------------------------
                NET ADDITION                                             17,033
-------------------------------------------------------------------------------


2. VOICE

-------------------------------------------------------------------------------
                Products                                 Aug
-------------------------------------------------------------------------------
Residential                                                             709,989
-------------------------------------------------------------------------------
Corporate                                                               278,749
-------------------------------------------------------------------------------
VoIP                                                                     60,886
-------------------------------------------------------------------------------
                TOTAL                                                 1,049,624
-------------------------------------------------------------------------------
                NET ADDITION                                             19,109
-------------------------------------------------------------------------------


3. LEASED LINE

-------------------------------------------------------------------------------
                 Products                                 Aug
-------------------------------------------------------------------------------
Leased line                                                               3,262
-------------------------------------------------------------------------------
Internet dedicated                                                        3,020
-------------------------------------------------------------------------------
LMDS(I/D)                                                                    11
-------------------------------------------------------------------------------
Wireless Internet Dedicated                                                  --
-------------------------------------------------------------------------------
International Leased Line                                                    34
-------------------------------------------------------------------------------
                  TOTAL                                                   6,327
-------------------------------------------------------------------------------
                  NET ADDITION            --                                -67
-------------------------------------------------------------------------------


4. GRAND TOTAL

-------------------------------------------------------------------------------
                                                         Aug
-------------------------------------------------------------------------------
                 TOTAL                                                3,803,121
-------------------------------------------------------------------------------
                 NET ADDS                                                36,075
-------------------------------------------------------------------------------

NOTE 1):  BASED ON NUMBER OF IDS, WIRELESS LAN HAS 49,269 SUBSCRIBERS